Mail Stop 4561

June 6, 2006

Josh James, Chief Executive Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097

          RE: Omniture, Inc.
                 Registration Statement on Form S-1
                 File No. 333-132987
                 Amendment Filed: May 24, 2006

Dear Mr. James:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Use of Proceeds

1. We note your statement that "we may find it necessary or advisable to use the net proceeds that we receive in this offering for other purposes, and we will have broad discretion in the application of the net proceeds that we receive in this offering." Be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise your disclosure accordingly.

Note 5. Notes Payable, page F-17

2. We note your response to our prior comment 9 of our letter dated May 19, 2006 and we reissue the comment. Please address the following:

- You indicate that the fair value was "based on an implied enterprise value of approximately $24 million" at the date of issuance. Explain in detail how you determined the $24 million enterprise value and, in turn, how you determined the fair value of the Series B-1 convertible preferred stock. Your response should include information about the assumptions and estimates used, as well as any other facts and circumstances affecting your calculation. Also address how the fair value of the Series B-1 convertible preferred stock compared with other series of preferred stock outstanding at the time, with reference to any differences in the rights and preferences of the different series of preferred stock.

- We note from your responses to other comments that you reassessed the fair value of your common stock from that which was previously determined by the Board of Directors. Tell us how this impacts the fair value determination of the Series B-1 preferred stock.

- We further note your statement that "because the Note represented a significant arms-length transaction entered into with an independent third-party investor, management considered it a reliable representation of fair value of the Company's Series B-1 preferred stock." We do not find this argument to be convincing as the independent third party was entitled to cash repayment, regardless of the value of the stock, and in fact, it is fairly common for companies to set a conversion price below the fair market value of the underlying stock as an added incentive to the lender. Please advise.

3. We note your disclosure on page 76 regarding the issuance of the Series B-1 preferred stock to TPP Capital Advisors Ltd. We note other references to the Series B-1 offering or issuance elsewhere throughout the document. Revise your disclosures to clarify that the stock was issued upon conversion of the $1.0 million convertible note.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 44

4. We note your response to our prior comment 1 from our supplemental letter dated May 19, 2006 and the revised disclosure in MD&A in Amendment No. 2 to the Form S-1. Revise to provide further detail about the specific factors, assumptions, and methodologies employed in determining the fair value of the underlying common stock at each grant date and the significant contributing factors contributing to the changes in fair values between grant dates and, ultimately, with the estimated IPO price. At a minimum, we would expect to see the following disclosures:

- A discussion of the probability weighting of 75% to the market comparable approach and 25% to the income approach used in the third-party valuation analyses and the reasons for such weighting;
- A discussion of the specific factors considered in selecting the comparable companies used in the market approach;
- A discussion of the discount rates applied in each valuation date and the reasons for each;
- A discussion of the rights and privileges of the preferred stockholders relative to the common stockholders and how such rights were factored into your valuation;
- A discussion of the methods and assumptions used by management in determining the estimated enterprise values at each grant date.

5.   Revise the table on page 45 to include the information for options granted subsequent to December 31, 2005 and through the date of your next amendment. Also, include a discussion of the methodologies used to value such options as requested by our previous comment.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact April Coleman at (202) 551-3458 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen,

Special Counsel, at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Robert G. O'Connor, Esq.
         by facsimile at 801-993-6499